Exhibit 99.1

ALTAGAS LTD. CLOSES AGGREGATE $550 MILLION MEDIUM TERM NOTE OFFERINGS

Calgary, Alberta (March 16, 2021)

AltaGas Ltd. ("AltaGas" or the "Company" ) (TSX:ALA) today announced that it has completed its issue of $350 million of senior unsecured medium term notes (the "3 Year Notes") with a coupon rate of 1.227 percent, maturing on March 18, 2024 and $200 million of senior unsecured medium term notes (the “6 Year Notes”) with a coupon rate of 2.166 percent, maturing on March 16, 2027 (the “Offering”).

The net proceeds resulting from the Offering will be used to pay down existing indebtedness including, without limitation, indebtedness under AltaGas' credit facility and for general corporate purposes. As a result of the Offering, AltaGas expects annual average cash saving of approximately $3.6 million per year and to have approximately $3.9 billion of available liquidity. The Offering also continues to stagger, extend and de-risk AltaGas’ capital structure and tenor profile.

The Offering was made through a syndicate of investment dealers jointly led by RBC Capital Markets, Scotiabank and TD Securities Inc. under AltaGas’ Short Form Base Shelf Prospectus dated February 22, 2021, Prospectus Supplement dated March 8, 2021 and related Pricing Supplements dated March 11, 2021.

This news release does not constitute an offer to sell or the solicitation of an offer to buy any of the 3 Year Notes or the 6 Year Notes in any jurisdiction. Neither the 3 Year Notes nor the 6 Year Notes have been approved or disapproved by any regulatory authority. Neither the 3 Year Notes nor the 6 Year Notes have been or will be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws, and may not be offered or sold within the United States unless an exemption from the registration requirements of the U.S. Securities Act is available.

All financial figures are in Canadian dollars.

About AltaGas

AltaGas is a leading North American energy infrastructure company that connects NGLs and natural gas to domestic and global markets. The Company operates a diversified, low-risk, high-growth Utilities and Midstream business that is focused on delivering resilient and durable value for its stakeholders. For more information visit: www.altagas.ca or reach out to one of the following:

Jon Morrison

Senior Vice President, Investor Relations & Corporate Development

Jon.Morrison@altagas.ca

Adam McKnight

Director, Investor Relations

Adam.McKnight@altagas.ca

Media Inquiries

1-403-312-0294

media.relations@altagas.ca

FORWARD-LOOKING INFORMATION

This news release contains forward-looking statements. When used in this news release, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to AltaGas, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to the use of proceeds from the Offering, expected effect of the Offering on AltaGas’ capital structure and tenor profile and expected cost savings and available liquidity as a result of the Offering. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect AltaGas’ current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties, including without limitation, changes in market, governmental or regulatory developments, general economic conditions and other factors set out in AltaGas’ public disclosure documents. Many factors could cause AltaGas’ actual results, performance or achievements to vary from those described in this news release, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in, or incorporated by reference in this news release, should not be unduly relied upon. Such statements speak only as of the date of this news release. AltaGas does not intend, and does not assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.